SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For 5 November, 2003

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 6 November 2003	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary

Exhibit Index

Exhibit
99.1	United Utilities plc, Notification received of interest in shares, announcement dated 8 October 2003.
99.2	United Utilities plc, Directors’ interest in shares, announcement dates 14 October 2003.
99.3	United Utilities plc, Directors’ share interests, announcement dated 17 October 2003.
99.4	United Utilities receives favourable draft interim determination of K, announcement dated 5 November 2003.